UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

DECKERS OUTDOOR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-36436	95-3015862
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 Coromar Drive, Goleta, California	93117
(Address of principal executive offices)	(Zip Code)

Thomas Garcia	(805) 967-7611
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2018

Section 1 - Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Introduction
This Form SD - Specialized Disclosure Report (“Form SD”) has been prepared by Deckers Outdoor Corporation (herein referred to as “Deckers,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. We are a global leader in designing, marketing and distributing innovative footwear, apparel and accessories. Our portfolio of brands includes UGG®, Koolaburra®, Teva®, Sanuk®, HOKA ONE ONE®. We conducted a reasonable country of origin analysis of our products and found that columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”) are found in very few of our product lines. Of the seventeen total hardware suppliers we surveyed, only six confirmed use of 3TG. Our investigation confirmed that the minerals used by five of these suppliers were sourced outside of the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). The remaining supplier was able to identify 97-100% of its suppliers and has certified that it has no reason to believe that any of the materials used in our products comes from the Covered Countries.
Reasonable Country of Origin Inquiry and Due Diligence
The products that we manufacture are not highly complex, typically containing just a few components that are sourced from a few dozen suppliers. While we do not directly purchase 3TG from any of our suppliers, there are sometimes several tiers between the raw materials and the products made by our direct suppliers. For the few suppliers that do use 3TG in their products, we must rely on them to work with their upstream suppliers in order for them to provide us with accurate information about the smelters used and origin of 3TG in the components we purchase.
We have generally found our suppliers to be supportive of our investigative efforts, and can confirm that several of our suppliers participate in recognized Conflict-Free Smelter programs and/or follow best practices of the Conflict Free Sourcing Initiative (“CFSI”). As we enter into new contracts or renew existing contracts, we now require all suppliers to identify and confirm the source of 3TG used in products supplied to us. Further, we have added 3TG to our Restricted Substances Policy, and require all suppliers to (a) notify us prior to shipment if 3TG is utilized in any materials or supplies provided to us; and (b) provide verifiable origin documentation.
In order to determine the origin of any 3TG in our product lines, we focused efforts on all suppliers of metal components, materials or finishes. We developed a questionnaire based on the reporting template developed by the Electronic Industry Citizenship Coalition® (“EICC®”) and the Global e-Sustainability Initiative (“GeSI”), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Questionnaire”). The Questionnaire requires suppliers to certify if 3TG is utilized in any materials or components conveyed to our brands and, if so, requires them to determine and disclose the origin of the 3TG. In March 2019, the Questionnaire was conveyed to all of our suppliers of metal components, materials or finishes. We carefully reviewed each Questionnaire once it was received along with any additional documentation provided to us. We followed up with suppliers to obtain additional sourcing documentation, as needed. Of the seventeen total hardware suppliers we surveyed, only six confirmed use of 3TG. Our investigation confirmed that the minerals used by five of these suppliers were sourced outside of the Covered Countries. The remaining supplier was able to identify 97-100% of its suppliers and has certified that it has no reason to believe that any of the materials used in our products comes from the Covered Countries.

We determined that we have no reason to believe that our suppliers’ responses to the Questionnaire were false or inaccurate, and based on such responses, we have determined in good faith that we have no reason to believe that the conflict minerals used in our products may have originated from the Covered Countries for the reporting period from January 1 to December 31, 2018.
Pursuant to Item 1.01(b) of Form SD, based on the results of our reasonable country of origin inquiry and due diligence, we are providing information pursuant to this Form SD and are not required to file a separate Conflict Minerals Report.
We have posted this Form SD to our website at www.deckers.com (Investor Information - Corporate Governance). The information contained on or accessed through the website shall not be deemed to be a part of this Form SD.
Item 1.02 - Exhibit
Not Applicable.

Section 2 - Exhibits
Item 2.01 - Exhibits
Not Applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DECKERS OUTDOOR CORPORATION

By:	/s/ Thomas Garcia	May 30, 2019
General Counsel